DENVER	December 20, 2006

Via EDGAR and Overnight Courier

BOULDER	Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
COLORADO SPRINGS	100 F Street, N.E.
Washington, D. C. 20549-3720

Re: National CineMedia, Inc.
LONDON	Amendment No. 1 to Registration Statement on Form S-1
Filed November 22, 2006
File No. 333-137976

Dear Mr. Spirgel:

LOS ANGELES MUNICH

On behalf of National CineMedia, Inc., a Delaware corporation (the “Company”), we are transmitting herewith via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced Registration Statement on Form S-1 of the Company (the “Registration Statement”).

SALT LAKE CITY SAN FRANCISCO

The Registration Statement has been revised in response to the comments received from the staff of the Commission (the “Staff”) in its letter to Mr. Ralph E. Hardy dated December 6, 2006 (the “Dec. 6 Comment Letter”). The Registration Statement and this letter also include additional revisions and supplemental information in response to comments from the Staff in its letter to Mr. Ralph E. Hardy dated November 9, 2006 (the “Nov. 9 Comment Letter”), which were not available to the Company at the time Amendment No. 1 was filed. To facilitate your review, we are sending to the attention of William Bennett six copies of Amendment No. 2, three of which have been marked to show changes from Amendment No. 1 to the Registration Statement filed on November 22, 2006. All references to page numbers in the responses below refer to page numbers in the prospectus as revised in Amendment No. 2.

The responses and supplemental information provided herein in response to the Dec. 6 Comment Letter and the Nov. 9 Comment Letter are

1700 Lincoln Street, Suite 4100 Denver, Colorado 80203-4541 tel 303.861.7000 fax 303.866.0200

Mr. Larry Spirgel

December 20, 2006

based upon information provided by representatives of the Company and the Company’s advisors. We have not independently verified the accuracy and completeness of such information.

Responses to the Dec. 6 Comment Letter

For your convenience, we have restated the comments and keyed all responses to the numbering of the comments and the headings used in the Dec. 6 Comment Letter.

General

1.	Please include audited financial statements of the registrant, NCM, Inc. Also, disclose the relevant factors that you considered in determining the basis for consolidation of NCM LLC.

The Company has revised the disclosure on page F-1 to state that the Company was formed in contemplation of this offering on October 5, 2006, that it will have no assets or operations and will not be capitalized prior to the completion of this offering, and accordingly that no financial statements of this entity are being presented in the Registration Statement. The Company has added language to Note 8 to the pro forma balance sheet on page 41 to further describe the Company’s basis for consolidation of NCM LLC and the factors considered in determining the basis for consolidation.

Summary, page 1

2.	We note your revised disclosure in response to prior comment eight of our November 9, 2006 letter. Please further reduce the length of your summary so that it summarizes only the key aspects of the offering, the related reorganization and the extent of your operations and does not provide very detailed descriptions of your content and facilities and how particular ones work, for example. Also, consider significantly reducing the industry overview, competitive strengths and strategy discussions, which are more appropriate for your business section.

Mr. Larry Spirgel

December 20, 2006

The Company has revised the summary to further reduce the length of this section while discussing what it has determined are the key aspects of the offering, the reorganization and its operations. As suggested by the Staff, the Company has shortened the Industry Overview and Competitive Strengths paragraphs of the summary.

3.	We note your revised disclosure in response to our prior comment nine. Please disclose that box office attendance is down in each of 2003, 2004 and 2005.

The Company has added the requested disclosure on page 3.

4.	To the extent that you retain the phrase in the competitive strengths discussion on pages four and five, explain here what you mean by “free cash flow.” Also please remove the term “attractive” before “financial characteristics,” or explain by what measure or standard you determined that your financial characteristics are “attractive” for investors and what “attractive” means. Please make similar changes in the business section on page 87.

The Company has deleted the references to “free cash flow” in the summary. The Company has revised the competitive strengths discussion in the “Business” section on page 91 to define what it means by “free cash flow.” In addition, the Company has revised the “Attractive Financial Characteristics” paragraphs in the summary on page 4 and in the “Business” section on page 90 to delete the word “attractive”.

Risk Factors, page 14

5.	We are considering your response to our prior comment 29 and may have further comments. We encourage you to file as exhibits the LLC operating agreement and management services agreement as soon as they become available.

Mr. Larry Spirgel

December 20, 2006

The Company has filed the NCM LLC operating agreement and the management services agreement, among other documents, as Exhibits 3.6 and 10.6, respectively, to Amendment No. 2.

Summary Historical and Pro Forma Financial And Operating Data, pages 10-13 and Unaudited Pro Forma Financial Information pages 34-41

6.	Refer to Note 4 on page 41. We note that you have reclassified the liability for the NCM LLC’s unit option plan to equity, as you expect to replace the currently outstanding unit options with NCM Inc. stock options. Revise to disclose the financial statement impact and the methodology for computing the expense each period. Tell us how the replacement of unit options for stock options is directly related to the transaction and also whether you have agreements in place for the replacement and whether the recapitalization is contingent on the replacement of unit options. Please address the guidance in Article 11 of Regulation S-X in your response.

The Company hereby advises the Staff that it will revise the “Summary Historical and Pro Forma Financial and Operating Data” and “Unaudited Pro Forma Financial Information” sections to disclose the financial statement impact of the option substitution for each period as soon as the total number of options to be granted and a price range for the Company’s stock is available. Note 4 will also be revised to include a discussion of the methodology for computing any change in the amounts from that reflected in the liability as of September 28, 2006 to that expected to be recorded in equity as of the date of option substitution. Further, Note 4, as revised, will include discussion of the estimated annual compensation expense to be recognized under the substituted options.

The Company further advises the Staff that the substitution of stock options for unit options is directly related to the offering because such substitution would not occur in the absence of the offering, and that the pro forma adjustments for the option substitution are necessary to show the continuing impact of the option substitution on the balance sheet of NCM LLC,

Mr. Larry Spirgel

December 20, 2006

consistent with Article 11, Rule 11-02. The Company believes it is important for potential investors to understand that the potential cash obligation under the existing unit plan will be replaced with an equity plan that does not carry the risk of cash outflows. Additional disclosure to this effect has been added to Note 4.

The Company also confirms to the Staff that the option substitution will be governed by the terms of the National CineMedia, LLC 2006 Unit Option Plan and the option substitution agreements to be entered into in connection with the offering. Finally, the Company advises the Staff that although both the recapitalization and the option substitution will be undertaken in connection with and are contingent upon the completion of the offering, the recapitalization is not contingent on the option substitution.

7.	Refer to Note 8 on page 41 and the description of the Founding Member Approval Rights on pages, 6, 7, 68, 69, 117 and 118. We note that you expect to consolidate NCM LLC under the provisions of EITF 04-5. Please provide us with a detailed analysis of your assessment of whether the rights of the founding members overcome the presumption of control by the managing member, NCM Inc. Please use the guidance in paragraphs 6-20 of EITF 04-5 in your response.

The Company is supplementally providing to the Staff a memorandum analyzing the rights of the founding members under EITF 04-5.

Management’s Discussion and Analysis, page 48

8.

Please expand MD&A to include the amount of changes due to the various reasons provided. For example, in your discussion of revenue on page 54, please separately quantify the changes in revenue from period to period that result from each of the following: higher national advertising CPMs, the increase in founding member theatres, the addition of Cinemark, the decrease in legacy contracts and the increase in CineMeetings. Please revise your discussion of revenues, operating expenses, circuit share expenses, and net income (loss) for the periods

Mr. Larry Spirgel

December 20, 2006

presented accordingly. See Financial Reporting Codification Section 501.04 for guidance.

The Company has revised the disclosure on pages 56 – 61 to separately quantify, to the extent possible, the changes in revenue, operating expenses, circuit share expenses and net income (loss) for each period that resulted from each of the factors discussed.

9.	We note your response to our prior comment 36; quantify, if possible, the expected costs.

The Company has revised the disclosure on page 53 as requested to provide an estimate of the costs it expects to incur as a result of becoming a public company.

Digital Cinema Services Agreement, page 127

10.	We are unable to locate in this section the revised disclosure in response to our prior comment 49; please explain here the nature and purpose of the engagement letter that you currently have with J.P. Morgan.

The Company has revised the disclosure on page 133 to describe briefly the nature and purpose of the engagement letter with J.P. Morgan.

Financial Statements – National CineMedia, LLC

Note 1 – The Company and Basis of Presentation, page F-7

11.

Refer to response 53 in which you state that you are using joint venture accounting for NCN for GAAP purposes but that NCN was identified as the acquired company. Please tell us in detail how you determined that joint venture accounting was appropriate for NCM LLC. Please tell us how you applied the guidance in FIN 46(r) in determining whether NCM LLC was a variable interest entity. Please also tell us how you applied FAS 141, Paragraph 3(d) of APB 18 and EITF 98-4 in your

Mr. Larry Spirgel

December 20, 2006

response. If your analysis supports the use of joint venture accounting, please expand the disclosure in the second paragraph of page F-7 to explain the reasons for using historical costs. Please also revise Note 1 of the NCN financial statements on page

F-34 accordingly, explaining that NCN is a predecessor to NCM LLC and the reasons for your conclusion.

In determining the proper accounting guidance to apply to NCM LLC upon formation, the Company first determined if this was an acquisition or the formation of a joint venture. Paragraph 3(d) of APB 18 describes a “corporate joint venture”, which is cited below, in pertinent part:

“Corporate joint venture” refers to a corporation owned and operated by a small group of businesses (the “joint venturers”) as a separate and specific business or project for the mutual benefit of the members of the group. A government may also be a member of the group. The purpose of a corporate joint venture frequently is to share risks and rewards in developing a new market, product or technology; to combine complementary technological knowledge; or to pool resources in developing production or other facilities. A corporate joint venture also usually provides an arrangement under which each joint venturer may participate, directly or indirectly, in the overall management of the joint venture. Joint venturers thus have an interest or relationship other than as passive investors…

Assets and liabilities from both RCM and NCN were contributed, with equity in the newly formed entity being issued proportionately to Regal and AMC, evidencing their mutual benefit from the arrangement. The business purpose of NCM LLC is to pursue the use of new digital technology to improve the in-theatre advertising and digital programming distribution businesses. Additionally, the LLC operating agreement gave both Regal and AMC participation rights in the day-to-day decision making of the newly formed entity, which created a situation of joint control among the founding members. For these reasons, the Company concluded that NCM LLC was a joint venture.

Mr. Larry Spirgel

December 20, 2006

FAS 141 was also not considered as it discusses the accounting treatment that would be applied in a business combination. Paragraph 9 of FAS 141 specifically states that the formation of a joint venture is not a business combination. Lastly, FIN 46(R) was also not considered as it would only be applicable to the founding members, not to NCM LLC.

In determining the proper opening balance sheet accounting for NCM LLC, the Company did, however, consider EITF 98-4 which, in part, states that “it is developed practice to record the contributed businesses at predecessor basis.” Accordingly, assets and liabilities contributed in the formation of NCM LLC were recorded at their historical GAAP values. Both RCM and NCN have significant continuing interests in NCM LLC.

The Company has also revised its financial presentation in the financial statements, in selected financial data, and elsewhere, as applicable, to more clearly address the use of joint venture accounting at formation and to present Regal and NCN as joint predecessors of NCM LLC.

12.	Also, if your analysis supports the use of joint venture accounting for NCM LLC, it appears as though NCM LLC has two joint predecessors, Regal and NCN. Please revise the NCM LLC financial statements to delete the comparative presentation of the Regal predecessor financial statements and provide separate audited financial statements for Regal, as NCM LLC is not directly comparable to Regal due to the joint predecessors, Regal and NCN. Please also expand MD&A to separately quantify changes in revenues and expenses from period to period by comparing NCM LLC to both predecessors, Regal and NCN, separately quantifying changes for period to period for each predecessor.

The Company has revised the NCM LLC financial statements to delete the comparative presentation of RCM. The Company has also included separate audited financial statements for RCM in Amendment No. 2. The Company has also presented NCN as a predecessor in selected financial data.

Mr. Larry Spirgel

December 20, 2006

Finally, the Company has expanded MD&A to provide a comparison of NCM LLC’s results to each of RCM’s and NCN’s results for each relevant period.

Additional Responses to the Nov. 9 Comment Letter

For your convenience, we have restated the comments to which the Company is currently responding and keyed all responses to the numbering of the comments and the headings used in the Nov. 9 Comment Letter.

1.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as beneficial ownership amounts and various payments. Please include this disclosure in an amendment as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Since the filing of Amendment No. 1, some additional information and documents have been finalized. The Company has added disclosure throughout the prospectus incorporating this additional information. All remaining omitted information not permitted to be omitted by Rule 430A will be included in a subsequent amendment to the Registration Statement.

2.	We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

As noted in the response to prior Comment 1, since the filing of Amendment No. 1, some additional information and documents have been finalized. The Company has filed several additional exhibits with Amendment No. 2. All remaining exhibits will be included in a subsequent amendment to the Registration Statement.

4.

Please provide us with copies of your prospectus artwork prior to circulating your preliminary prospectus. Since we may have comments that could result in material revisions to your artwork, please provide us with sufficient time to comment on your artwork prior to circulating

Mr. Larry Spirgel

December 20, 2006

your preliminary prospectus. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s Current Issues and Rulemaking Projects outline, which is available on our website at http://www.sec.gov/divisions/corpfin/cfcrq032001.htm.

Enclosed herewith, the Company is providing supplementally to the Staff its proposed prospectus artwork.

5.	We note the industry and market data listed on page ii. Please provide us with marked copies of any materials that support the statements made in connection with these and other third party statements, clearly cross-referencing each statement with the underlying factual support. Confirm for us in your response letter which documents are publicly available. For all reports that have been prepared specifically for you, file consents from the third parties.

The Company is providing supplementally to the Staff written evidence of consent to reference the reports prepared for the Company and described in the Registration Statement from four of the five third parties who prepared such reports. The fifth party has advised the Company that it does not wish to be named in the Registration Statement, and the Company has revised the prospectus on pages 4, 82, 89 and 98 to delete all references to the report prepared by this party.

NCM LLC Operating Agreement, page 115

45.	Under “Distributions,” disclose who determines the amount of cash reserved and needed to meet the business needs of NCM LLC. Also disclose both here and in the liquidity section of management’s discussion and analysis the amount of cash that is restricted under the terms of all indebtedness that will be in effect after this offering.

The Company has revised the disclosure in the “Distributions” section on page 123 to disclose the mechanism in the LLC operating agreement for determining the amount of available cash which is required to be distributed to the founding members on a quarterly basis. The Company confirms to the Staff

Mr. Larry Spirgel

December 20, 2006

that it will disclose the amount of cash that will be restricted under the terms of all indebtedness that will be in effect after this offering as soon as such information becomes available.

46.	Under “Adjustment of Membership Units” on page 116, further describe the mechanism for adjusting the number of membership units held by the founding members.

The Company has revised the “Common Unit Adjustment Agreement” section on page 124 – 125 to further describe the mechanism for adjusting the number of membership units held by the founding members.

If you would like to discuss any of the responses above or any other matter, please contact W. Dean Salter at (303) 866-0245, Mashenka Lundberg at (303) 866-0616, or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Holme Roberts & Owen LLP

Holme Roberts & Owen LLP

cc: William Bennett

       Cheryl Grant

       Claire DeLabar

       Terry French

       Ralph E. Hardy

       Mark Wehrle

       Casey T. Fleck

       Nicholas P. Saggese